 

06050609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___08/01/05___ AND ENDING ___07/31/06___

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    STUDNESS RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    60 BINGHAM CIRCLE

(No. and Street)

MANHASSET   **N Y**   **11030**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    CHARLES M. STUDNESS   **(516) 627-4976**

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    HERZOG, SAMUEL A.

(Name – if individual, state last, first, middle name)

    1 FULTON PLACE   **JERICHO,**   **N Y**   **11753**

    (Address)   (City)   **PROCESSED**   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant   OCT 1 8 2006

                                        THOMSON
☐ Accountant not resident in United States or any of its possessions.   FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____**CHARLES M. STUDNESS**_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**STUDNESS RESEARCH, INC.**_____ , as

of _____**JULY 31**_____ , 20 **06** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

Notary FRANCINE FILARDO
Notary Public, State of New York
No. 01FI6065057
Qualified in Nassau County
Commission Expires October 09, 20 09

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ **(o) Independent auditor's report on internal control**
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUDNESS RESEARCH, INC.

60 BINGHAM CIRCLE

MANHASSET, NY 11030

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

JULY 31, 2006

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

STUDNESS RESEARCH, INC.

FOR THE TWELVE MONTHS ENDED JULY 31, 2006

CONTENTS

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Studness Research, Inc.
Manhasset, NY 11030

I have audited the accompanying statement of financial condition of Studness Research, Inc. as of July 31, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Studness Research, Inc. as of July 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 13, 2006

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STUDNESS RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2006

ASSETS

Cash and cash equivalents	$	35,117
Due from clearing broker		751,026
Securities owned at market value		774,820
Autos, furniture & equipment - net		101,887
Other assets		582,492
TOTAL ASSETS	**$**	**2,245,342**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	5,156

STOCKHOLDERS' EQUITY:

Capital stock $1 par value;	
Authorized - 200 shares;	
Issued and outstanding - 100 shares	100
Additional paid-in-capital	18,555
Retained earnings	2,221,531
TOTAL STOCKHOLDERS' EQUITY	**2,240,186**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 2,245,342**

The accompanying notes are an integral part of these
financial statements.

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STUDNESS RESEARCH, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2006

REVENUES

Commissions	$ 434,504	
Less: clearing charges	61,560	372,944
Profit on firm investments		4,042
Investment management fees		585,718
Interest and dividends		73,109
		1,035,813

EXPENSES

Salaries	451,500
Payroll and benefits	88,580
Computer expenses	8,058
Communications	4,013
Occupancy	75,409
Professional fees	164,163
Interest	210
Other	158,284
	950,217

NET PROFIT $ 85,596

The accompanying notes are an integral part of these
financial statements.

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STUDNESS RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2006

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - 08/01/05	$ 100	$ 18,555	$2,135,935	$ 2,154,590
Net profit			85,596	85,596
Balance - 07/31/06	$ 100	$ 18,555	$ 2,221,531	$ 2,240,186

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JULY 31, 2006

Balance August 1, 2005   NONE

Balance July 31, 2006   NONE

The accompanying notes are an integral part of these
financial statements.

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STUDNESS RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2006

Cash flows from operating activities:	
Net profit	$ 85,596
Adjustments to reconcile net income to	
net cash used in operating activities:	
Depreciation	6,510
(Increase) decrease in operating assets:	
Due from clearing broker	(742,839)
Marketable securities	692,536
Other assets	(2,446)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(735)
Total adjustments	(46,974)
Net cash provided by operating activities	38,622
Cash flows from investing activities:	
Purchase of equipment	(33,827)
Cash flows from financing activities:	-0-
Increase in cash and equivalents	4,795
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	30,322
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 35,117
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Interest	$ 210
Tax expense	$ 100

The accompanying notes are an integral part of these
financial statements.

STUDNESS RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The firm is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis. Marketable securities are stated at market value.

Depreciation

Office furniture and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated lives of the assets. Automobile depreciation is limited by IRS guidelines.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, the stockholders, rather than the corporation, are liable for federal income tax on their respective shares of the company's taxable income. The company claims small business status under New York State Tax Law.

Estimates

In preparing financial statements, management makes estimates that affect the amounts reported. Management believes these estimates are reasonable; actual results, however, could differ from those estimates.

STUDNESS RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2006

Significant Credit Risk

The Company is engaged in buying and selling securities for institutional and individual investors. The company introduces these transactions to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers can be directly impacted by volatile trading markets. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers. The Company seeks to control such risks by requiring customers to maintain adequate margin. The Company monitors customer activity on a daily basis.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c 3-1) which requires the maintenance of minimum net capital. At July 31, 2006, the Company had net capital of $1,444,342 which was $1,344,342 in excess of its required net capital of $100,000.

The firm is exempt from the reserve requirements in accordance with SEC Rule 15c 3-3 as they clear their customer transactions through another firm on a fully disclosed basis.

NOTE 4 - CONTINGENT LIABILITIES

According to management, there are no contingent liabilities.

NOTE 5 - DEFINED BENEFIT PLAN

The Company sponsors a defined benefit pension plan covering substantially all employees. No contributions were made during the current fiscal year because the plan was fully funded.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

Independent Auditor's Report on Supplemental Information
Required by SEC Rule 17a-5 of the Securities and Exchange Commission

Studness Research, Inc.
60 Bingham Circle
Manhasset, NY 11030

I have audited the accompanying financial statements of Studness Research, Inc. as of and for the year ended July 31, 2006 and have issued my report thereon dated September 13, 2006. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 13, 2006

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Schedule I

STUDNESS RESEARCH, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2006

Total ownership equity		$ 2,240,186
Deductions:		
Autos, etc - net	$101,887	
Other assets	575,955	
		677,842
Net capital before haircuts on securities positions		1,562,344
Haircuts on securities	80,957	
Undue concentration	37,045	118,002
NET CAPITAL		1,444,342
Minimum net capital required		100,000
EXCESS NET CAPITAL		$ 1,344,342
AGGREGATE INDEBTEDNESS:		
Accrued expenses and accounts payable		$ 5,156
Percentage of Aggregate Indebtedness to Net Capital		.357%

Note: The differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II A Focus Report as of July 31, 2006 were due to year end adjustments and are not material in nature.

See auditor's report on supplementary information

SCHEDULE II

STUDNESS RESEARCH, INC.
RECONCILIATION OF NET CAPITAL PER THE SUBMITTED FOCUS REPORT
WITH THE NET CAPITAL PER THE AUDITED REPORT
JULY 31, 2006

Net capital per the Focus Report at July 31, 2006 - Line 3750	$ 1,444,640
Less: Increase in non-allowable assets	(1,836)
Increase in undue concentration	(4)
Add: Increase in ownership equity	1,542
NET CAPITAL PER AUDITED REPORT	$ 1,444,342

See auditor's report on supplementary information

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STATE OF NEW YORK)
TOWN OF NORTH HEMPSTEAD) SS:
COUNTY OF NASSAU)

Charles M. Studness, being duly sworn according to law, deposes and says:

I am the President of Studness Research, Inc., 60 Bingham Circle, Manhasset, NY 11030.

The report submitted by our accountant, Samuel A. Herzog, Certified Public Accountant, as

at July 31, 2006 showing a Balance Sheet, Statement of Income, Statement of Changes in

Shareholders' Equity, Statement of Changes in Liabilities Subordinated to Claims of General

Creditors, Statement of Cash Flows, and all other supporting schedules, is true and correct to the

best of my knowledge and belief.

PRESIDENT

Subscribed and sworn to before me

this 26 day of September, 2006

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September 13, 2006

I, the President of Studness Research, Inc., 60 Bingham Circle, Manhasset, NY 11030, hereby

attest that the Financial Statements and Operational Reports as at July 31, 2006

submitted by our auditor, Samuel A. Herzog, 1 Fulton Place, Jericho, NY 11753, have been or will

be made available to all members of our organization.

CHARLES M. STUDNESS

ATTESTED BY:

SAMUEL A. HERZOG, CPA

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

Independent Auditor's Report on Internal Control Structure

Board of Directors
Studness Research, Inc.

In planning and performing my audit of the financial statements of Studness Research, Inc. for the year ended July 31, 2006, I considered its internal control structure, in order to determine my auditing procedure for the purpose of expressing my opinion on the financial statements and not provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Studness Research, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

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financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Studness Research, Inc. for the year ended July 31, 2006 and this report does not affect my report thereon dated September 13, 2006.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at July 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 13, 2006